Exhibit 12.1

DCT INDUSTRIAL TRUST INC.

CALCULATION OF EARNINGS TO FIXED CHARGES

DISTRIBUTIONS RATIOS

	Nine Months Ended September 30	Year Ended December 31
	2012	2011	2010	2009	2008	2007
	(dollar amounts in thousands)
Earnings
Income (loss) before income taxes (1)	$(18,628)	$(32,497)	$(34,104)	$(28,901)	$(19,446)	$26,261
Adjustments added:
Amortization of capitalized interest	746	907	826	689	457	208
Distributions from unconsolidated joint ventures	3,349	3,267	3,470	3,915	3,820	1,432
Fixed charges (see below)	54,808	67,322	59,551	59,229	61,420	68,502
Adjustments subtracted:
Interest capitalized	(2,583)	(2,670)	(2,162)	(6,064)	(7,899)	(7,008)

Total earnings	$37,692	$36,329	$27,581	$28,868	$38,352	$89,395

Fixed charges:
Interest expense (2)	$51,899	$64,254	$56,998	$52,851	$53,219	$61,208
Interest capitalized	2,583	2,670	2,162	6,064	7,899	7,008
Portion of rental expense representative of interest	326	398	392	314	301	285

Total fixed charges	$54,808	$67,322	$59,552	$59,229	$61,419	$68,501

Earnings to fixed charges	— (3)	— (3)	— (3)	— (3)	— (3)	1.3

(1)	Pre-tax income (loss) from continuing operations before equity in income (losses) of unconsolidated joint ventures.
(2)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(3)

The ratio was less than 1:1 for the nine-months ended September 30, 2012 and for the years ended December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008 as earnings were inadequate to cover fixed charges by deficiencies of approximately $17.1 million, $31.0 million, $32.0 million, $30.4 million and $23.1 million, respectively.